Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2013 AND DECEMBER 31, 2012

(Expressed in thousands of U.S. Dollars—except share and per share data)

	March 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$132,482	$144,297
Restricted cash	3,917	16,192
Marketable Securities (Note 3)	1,666	1,664
Accounts receivable, net	28,926	28,948
Insurance claims	3,934	4,583
Due from related companies (Note 2)	936	1,561
Advances and other	9,411	8,800
Inventories	19,844	14,356
Prepaid insurance and other	2,771	3,568
Current portion of financial instruments—Fair value (Note 7)	98	60

Total current assets	203,985	224,029

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 7)	49	45
FIXED ASSETS (Note 4)
Advances for vessels under construction	76,828	119,484
Vessels	2,728,927	2,628,094
Accumulated depreciation	(561,978)	(539,736)

Vessels’ Net Book Value	2,166,949	2,088,358

Total fixed assets	2,243,777	2,207,842

DEFERRED CHARGES, net (Note 5)	17,765	17,968

Total assets	$2,466,576	$2,450,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$184,428	$186,651
Payables	43,314	34,390
Due to related companies (Note 2)	4,584	2,594
Accrued liabilities	13,482	12,442
Accrued bank interest	8,559	4,785
Unearned revenue	10,058	4,907
Current portion of financial instruments—Fair value (Note 7)	12,790	13,138

Total current liabilities	277,215	258,907

LONG-TERM DEBT, net of current portion (Note 6)	1,252,306	1,255,776
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 7)	7,408	9,361
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 56,443,237 issued and outstanding at March 31, 2013 and December 31, 2012.	56,443	56,443
Additional paid-in capital	404,391	404,391
Accumulated other comprehensive loss	(13,080)	(14,728)
Retained earnings	479,448	478,428

Total Tsakos Energy Navigation Limited stockholders’ equity	927,202	924,534
Noncontrolling Interest	2,445	2,306

Total stockholders’ equity	929,647	926,840

Total liabilities and stockholders’ equity	$2,466,576	$2,450,884

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Three months ended
	March 31
	2013	2012
VOYAGE REVENUES:	$97,693	$102,230
EXPENSES:
Commissions	3,764	3,669
Voyage expenses	24,526	32,312
Vessel operating expenses	31,325	35,541
Depreciation	22,271	23,684
Amortization of deferred dry-docking costs	1,190	1,057
Management fees (Note 2(a))	3,940	3,991
General and administrative expenses	1,137	832
Stock compensation expense	—	153
Foreign currency (gains)/losses	(157)	(50)

Total expenses	87,996	101,189

Operating income	9,697	1,041

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(9,625)	(10,298)
Interest income	85	483
Other, net	1,002	18
	—

Total other expenses, net	(8,538)	(9,797)

Net income/(loss)	1,159	(8,756)
Less: Net income attributable to the noncontrolling interest	(139)	(49)

Net income/(loss) attributable to Tsakos Energy Navigation Limited	$1,020	$(8,805)

Earnings/(loss) per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.02	$(0.19)

Earnings/(loss) per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.02	$(0.19)

Weighted average number of shares, basic	56,443,237	46,208,737

Weighted average number of shares, diluted	56,443,237	46,208,737

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013, AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012
Net income/(loss)	$1,159	$(8,756)
Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	1,430	3,773
Amortization of deferred loss on dedesignated financial instruments	216	367

Total unrealized gains from hedging financial instruments	1,646	4,140
Unrealized gain/(loss) on marketable securities	2	84

Other Comprehensive income	1,648	4,224

Comprehensive income/(loss)	2,807	(4,532)

Less: comprehensive loss/(income) attributable to the noncontrolling interest	(139)	(49)

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited	$2,668	$(4,581)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013, AND 2012

(Expressed in thousands of U.S. Dollars—except share and per share data)

							Accumulated
		Additional					Other	Tsakos Energy
	Common	Paid-in	Retained	Treasury Stock			Comprehensive	Navigation	Noncontrolling
	Stock	Capital	Earnings	Shares	Amount		Income (Loss)	Limited	Interest	Total
BALANCE, January 1, 2012	$46,209	$351,566	$554,314		$		$(35,030)	$917,059	$2,099	$919,158
Net income/(loss)			(8,805)					(8,805)	49	(8,756)
- Cash dividends paid ($0.15 per share)			(6,931)					(6,931)		(6,931)
- Other comprehensive income (loss)							4,224	4,224		4,224
- Amortization of restricted share units		153						153		153

BALANCE, March 31, 2012	$46,209	$351,719	$538,578	—		$—	$(30,806)	$905,700	$2,148	$907,848
BALANCE, January 1, 2013	56,443	404,391	478,428				(14,728)	924,534	2,306	926,840
Net income/(loss)			1,020					1,020	139	1,159
- Other comprehensive income (loss)							1,648	1,648		1,648

BALANCE March 31, 2013	$56,443	$404,391	$479,448	—		$—	$(13,080)	$927,202	$2,445	$929,647

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012
Cash Flows from Operating Activities:
Net income/(loss)	$1,159	$(8,756)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	22,270	23,684
Amortization of deferred dry-docking costs	1,190	1,057
Amortization of loan fees	195	232
Stock compensation expense	—	153
Change in fair value of derivative instruments	(726)	(3,725)
Payments for dry-docking	(1,151)	(3,528)
(Increase) Decrease in:
Receivables	685	(4,269)
Inventories	(5,488)	1,414
Prepaid insurance and other	797	2,527
Increase (Decrease) in:
Payables	10,914	9,519
Accrued liabilities	4,814	899
Unearned revenue	5,151	(930)

Net Cash provided by Operating Activities	39,810	18,277

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(7,439)	(376)
Vessel acquisitions and/or improvements	(50,739)	(550)

Net Cash used in Investing Activities	(58,178)	(926)

Cash Flows from Financing Activities:
Proceeds from long-term debt	46,000	28,358
Financing costs	(28)	(765)
Payments of long-term debt	(51,694)	(29,648)
(Increase)/Decrease in restricted cash	12,275	1,550
Cash dividend	—	(6,931)

Net Cash used in Financing Activities	6,553	(7,436)

Net decrease in cash and cash equivalents	(11,815)	9,915
Cash and cash equivalents at beginning of period	144,297	175,708

Cash and cash equivalents at end of period	$132,482	$185,623

Interest paid	6,234	14,603
Cash paid for interest, net of amounts capitalized

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The consolidated balance sheet as of December 31, 2012 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the three-month period ended March 31, 2013.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2013	2012
Tsakos Shipping and Trading S.A. (commissions)	1,219	1,248
Tsakos Energy Management Limited (management fees)	3,865	3,916
Tsakos Columbia Shipmanagement S.A.	312	323
Argosy Insurance Company Limited	2,084	2,408
AirMania Travel S.A.	1,218	851

Total expenses with related parties	8,698	8,746

Balances due from and to related parties are as follows:

	March 31, 2013	December 31, 2012
Due from related parties
Tsakos Columbia Shipmanagement Ltd.	936	1,561

Total due from related parties	936	1,561

Due to related parties
Tsakos Shipping and Trading S.A.	1,384	1,110
Tsakos Energy Management Limited	22	53
Argosy Insurance Company Limited	2,731	1,209
AirMania Travel S.A.	447	222

Total due to related parties	4,584	2,594

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

There is also, at March 31, 2013 an amount of $382 ($559 at December 31, 2012) due to Tsakos Shipping and Trading S.A. and $267 ($329 at December 31, 2012) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2012 monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35.0 of which $10.0 is paid to the Management Company and $25.0 to a third party manager. Management fees for the newly delivered DP2 shuttle tankers have been agreed to $35.0.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at March 31, 2013 to pay the Management Company an amount of approximately $147,449 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at March 31, 2013, scheduled for future delivery, are:

Year	Amount
April to December 2013	12,168
2014	16,300
2015	16,475
2016	16,370
2017	16,350
2018 to 2023	89,925

167,588

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued): Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 from January 1, 2012. These fees in total amounted to $170, and $122 during the three months ended March 31, 2013 and 2012, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge a brokerage commission. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In the first quarter of 2013 and 2012 no such fee was charged.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. The fair value of these marketable securities as of March 31, 2013 was $1,666, and the change in fair value during the three months ended March 31, 2013, amounting to $2 (positive) is included in Accumulated other comprehensive loss.

4.	Vessels

Acquisitions

During the first quarter of 2013, the Company acquired the new-building DP2 suezmax shuttle tanker Rio 2016 at a cost of $99,429 of which $49,334 were paid in the first quarter of 2013.

Sales

There were no vessel sales in the first quarters of 2013 and 2012.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,291 and $13,327, at March 31, 2013 and December 31, 2012, respectively, and loan fees, net of accumulated amortization, amounted to $4,474 and $4,641 at March 31, 2013 and December 31, 2012, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	March 31, 2013	December 31, 2012
(a) Credit Facilities	896,569	939,514
(b) Term Bank Loans	540,165	502,913

Total	1,436,734	1,442,427
Less – current portion	(184,428)	(186,651)

Long-term portion	1,252,306	1,255,776

(a)	Credit facilities

As at March 31, 2013, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At March 31, 2013 there is no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2013, interest on these facilities ranged from 1.58% to 5.69%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2013 amounted to $540,165. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at March 31, 2013, are based on LIBOR plus a spread.

At March 31, 2013, interest on these term bank loans ranged from 1.96% to 3.15%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2013	2.48%
Three months ended March 31, 2012	1.84%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $86,792 at March 31, 2013 and $99,375 at December 31, 2012, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. As at December 31, 2012, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements. These agreements include terms in case of non-compliance with minimum value-to-loan ratios according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective December 31, 2012 and for a period up to, and including, June 30, 2014 the majority of the Company’s lenders waived their right resulting from the aforementioned non-compliance of the value-to-loan covenant.

Following the conclusion of the waivers, an amount of $47,820 was reclassified within current liabilities representing the amount that the Company would be required to pay to satisfy the remaining loan-to-value ratio shortfall contained in loan agreements with a total outstanding debt as of March 31, 2013 of $402,573, in the event the lenders were to request such additional security in the form of cash payment.

As of December 31, 2012 the Company was not in compliance with the leverage ratio required by its loans. In this respect, the Company entered into amendatory agreements with its lenders which waive the non-compliance of the leverage ratio covenant referred to above by increasing the relevant ratio for the period from December 31, 2012 through July 1, 2014 from 70% to 80%, establishing in this respect compliance as at December 31, 2012 and March 31, 2013. Following these amendatory agreements and because management concluded that it is not probable that the amended ratio will fail to be met at any next measurement dates within the following 12 months, the debt was not classified as current in the December 31, 2012 and March 31, 2013 consolidated balance sheet in accordance with ASC 470-10.

For one of its loan agreements under which an amount of $34,855 was outstanding at December 31, 2012, on February 28, 2013 the Company entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant and the Security Cover ratio for a period from December 11, 2012 through September 6, 2013, re-establishing compliance as of the balance sheet date. According to this agreement the Company made a prepayment of $5,050 on February 28, 2013 against the balloon installment due in September 2013 and agreed increased interest rate margins during the waiver period and remaining term of the loan.

As of December 31, 2011, a subsidiary in which the Company has a 51% interest, was not in compliance with the leverage ratio required by its loan, under which the amount of $48,125 was outstanding as of that date. In this respect, on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant referred to above for the period from

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

December 31, 2011 through December 31, 2012. This agreement required the subsidiary to make a prepayment in 2012 in the amount of $8,125 on the loan (classified in current liabilities at December 31, 2011) against the balloon installment due in 2016 and pay increased interest rate margins during the waiver period and remaining term of the loan. On April 8, 2013 the waiver period was extended to June 30, 2014 (inclusive).

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of March 31, 2013, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $77.1 million ($51.1 million deficit at December 31, 2012). Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include but are not limited to the issuance of additional equity, re-negotiation of new-building commitments, utilization of suitable opportunities for asset sales etc. Management believes such alternatives, along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after March 31, 2013, excluding hull cover ratio shortfall of $47,820 discussed above, are as follows:

Period/Year	Amount
April to December 2013	110,655
2014	121,583
2015	182,157
2016	268,627
2017	179,916
2018 and thereafter	573,796

1,436,734

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	March 31, 2013	March 31, 2012
Interest expense	10,268	11,787
Less: Interest capitalized	(746)	(303)

Interest expense, net	9,522	11,484
Interest swap cash settlements non-hedging	1,477	2,964
Bunkers swap cash settlements	(51)	(816)
Amortization of loan fees	195	232
Bank charges	88	29
Amortization of deferred loss on termination of financial instruments	216	367
Change in fair value of non-hedging financial instruments	(1,822)	(3,962)

Net total	9,625	10,298

At March 31, 2013, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $352,155 maturing from October 2013 through May 2018, on which it pays fixed rates averaging 4.07% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 12).

At March 31, 2013, the Company held four of the six interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $215,561. The fair value of such financial instruments as of March 31, 2013 and December 31, 2012 in aggregate amounted to $10,774 (negative) and $11,295 (negative), respectively. The estimated net amount of cash flow hedge losses at March 31, 2013 that is estimated to be reclassified into earnings within the next twelve months is $5,775.

At March 31, 2013 and December 31, 2012, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the quarters ended March 31, 2013 and 2012 have been included in change in fair value of non-hedging financial instruments, in the table above and amounted to $1,780 (positive) and $3,280 (positive), respectively. During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($815 at March 31, 2013), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the quarters ended March 31, 2013 and 2012 was $216 and $367, respectively and for the next year up to March 31, 2014, amortization is expected to be $815.

At March 31, 2013 and December 31, 2012, the Company had two bunker swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of March 31, 2013 and December 31, 2012 was $147 (positive) and $105 (positive), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

The changes in their fair values during the first quarter of 2013 and 2012 amounting to $42 (positive) and $682 (positive) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

During the three-month period ended March 31, 2013 the Company did not declare any dividends while in the first quarter of 2012 the Company declared dividends of $6,931 which were paid on February 14, 2012 to shareholders on record February 9, 2012.

9.	Accumulated other comprehensive loss

In the first quarter of 2013, Accumulated other comprehensive loss decreased with unrealized gains of $1,648 of which $1,430 resulted from changes in fair value of financial instruments, $216 related to losses which were amortized to income on the de-designation of one interest rate swap and $2 resulted from unrealized gains on marketable securities. In the first quarter of 2012, Accumulated other comprehensive loss decreased with unrealized gains of $4,224 of which $3,773 resulted from changes in the fair value of financial instruments, $367 related to losses which were amortized to income on the de-designation of one interest rate swap and $84 resulted from unrealized gains on marketable securities.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	2013	2012
Net income/(loss) available to common stockholders	$1,020	$(8,805)

Weighted average common shares outstanding	56,443,237	46,208,737
Dilutive effect of RSUs	—	—

Weighted average common shares – diluted	56,443,237	46,208,737

Basic earnings/(loss) per common share	$0.02	$(0.19)
Diluted earnings/(loss) per common share	$0.02	$(0.19)

There were no outstanding RSU’s during the three months ended March 31, 2013. For the three months ended March 31, 2012, there were 84,500 RSU’s, considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Commitments and Contingencies

As at March 31, 2013, the Company had under construction two DP2 suezmax shuttle tankers and one LNG carrier. The total contracted amount remaining to be paid for the three vessels under construction, plus the extra costs agreed as at March 31, 2013 was $330,513. Scheduled remaining payments as of March 31, 2013 were $82,822 from April to December 2013, $71,040 in 2014, $60,560 in 2015 and $116,091 in 2016.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at March 31, 2013, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April to December 2013	153,428
2014	166,162
2015	121,080
2016	77,568
2017 to 2028	494,343

Net minimum charter payments	1,012,581

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, the first, Rio 2016, delivered in March 11, 2013 and the second, Brasil 2014, on April 23, 2013. Revenues of $514,932 to be generated by these vessels have been included in the above table.

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $57,738 as compared to its carrying amount of $59,957. The fair value of the investment equates to the amount that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements discussed in Note 7 above and marketable securities discussed in Note 3 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The fair value of the impaired, at December 31, 2012, vessel Millenium, was determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2013 and December 31, 2012 are as follows:

	Carrying Amount March 31, 2013	Fair Value March 31, 2013	Carrying Amount December 31, 2012	Fair Value December 31, 2012
Financial assets/(liabilities)
Cash and cash equivalents	132,482	132,482	144,297	144,297
Restricted cash	3,917	3,917	16,192	16,192
Marketable securities	1,666	1,666	1,664	1,664
Investments	1,000	1,000	1,000	1,000
Debt	1,436,734	1,434,514	1,442,427	1,441,108

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the consolidated balance sheet, as a component of Accumulated other comprehensive loss.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value (continued):

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives

Derivative	Balance Sheet Location	March 31, 2013 Fair Value	December 31, 2012 Fair Value	March 31, 2013 Fair Value	December 31, 2012 Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	6,909	6,824
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	3,865	4,471

	Subtotal	—	—	10,774	11,295

		Asset Derivatives		Liability Derivatives

Derivative	Balance Sheet Location	March 31, 2013 Fair Value	December 31, 2012 Fair Value	March 31, 2013 Fair Value	December 31, 2012 Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	5,881	6,314
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	3,543	4,890
Bunker swaps	Current portion of financial instruments-Fair value	98	60	—	—
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	49	45	—	—

	Subtotal	147	105	9,424	11,204

	Total derivatives	147	105	20,198	22,499

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: (continued)

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

Derivatives in Cash Flow Hedging Relationships

Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)

	Amount Three months ended March 31,
Derivative	2013	2012
Interest rate swaps	(208)	(813)

Total	(208)	(813)

Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

		Amount Three months ended March 31,
Derivative	Location	2013	2012
Interest rate swaps	Depreciation expense	(29)	(29)
Interest rate swaps	Interest and finance costs, net	(1,824)	(4,923)

Total		(1,853)	(4,952)

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Operations

Net Realized and Unrealized Gain (Loss) Recognized on Statement of Operations

		Amount Three months ended March 31,
Derivative	Location	2013	2012
Interest rate swaps	Interest and finance costs, net	303	316
Bunker swaps	Interest and finance costs, net	92	1,498

Total		395	1,814

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of March 31, 2013 and December 31, 2012 was $13,250 and $14,895 respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: (continued)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of March 31, 2013 and December 31, 2012 using Level 2 inputs (significant other observable inputs):

Recurring measurements	March 31, 2013	December 31, 2012
Interest rate swaps	(20,198)	(22,499)
Marketable Securities	1,666	1,664
Bunker swaps	147	105

	(18,385)	(20,730)

The following tables present the fair values of items measured at fair value on a nonrecurring basis as of March 31, 2013 and December 31, 2012, using Level 2 (significant other observable) inputs, respectively.

Nonrecurring basis	March 31, 2013	December 31, 2012
Vessels	$—	$28,586

	$—	$28,586

13.	Subsequent Events

(a)	On April 19, 2013, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share of common stock outstanding, which was paid on June 5, 2013 to shareholders of record as of May 30, 2013.

(b)	On April 22, 2013, the Company drew down $46,000 from an existing loan facility for the financing of its second DP2 suezmax shuttle tanker Brasil 2014 which was delivered to the Company on April 23, 2013.

(c)	In April 2013, the Company received waivers in respect of loan covenants as described in Note 6.

(d)	In April 2013, the Company entered into renegotiation of the terms and type of vessels to be built as substitution of a 2012 order for a shuttle tanker.

(e)	On May 2, 2013, the Company issued 2,000,000 of 8% cumulative redeemable perpetual series B preferred shares, par value $1.00 per share with liquidation preference $25.00 per share, raising $48.3 million, net of expenses.

(f)	On May 2, 2013, the Company signed an amendment agreement, further updated on July 17, 2013, which changes the technical specifications and delivery date of its newbuilding LNG carrier and gives an option for a second LNG carrier. This option is available until October 31, 2013.

(g)	On May 24, 2013, the Company declared a quarterly dividend of $0.05 per share of common stock outstanding, to be paid on September 12, 2013 to shareholders of record as of September 9, 2013.